
                                TYSON FOODS, INC.
                 STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS
                          OF EARNINGS TO FIXED CHARGES
                             (Dollars in Thousands)

                              Quarter
                               Ended         Fiscal Year Ended
                              12-31-94   1994      1993     1992     1991     1990
                              ________ ________  ________ ________ ________ ________
Net income for the period     $ 52,235 $ (2,128) $180,334 $160,534 $145,498 $120,015
Add:
  Provision for income taxes    32,032  120,745   129,301  100,505   97,025   80,054
  Fixed charges                 29,632  102,882    88,773   94,206  112,678  141,499
  Less capitalized interest       (678)  (1,993)   (1,551)    (895)  (1,420)  (1,501)
                              ________ ________  ________ ________ ________ ________

Income before taxes on
 income and fixed charges     $113,221 $219,506  $396,857 $354,350 $353,781 $340,067
Fixed charges:
  Interest (1)                $ 25,359   86,343  $ 73,111 $ 77,186   95,765  128,854
  Capitalized interest             678    1,993     1,551      895    1,420    1,501
  Rentals at computed
   interest factor (2)           2,557    9,543     8,414    6,767    6,499    6,258
  Amortization of debt
   discount expense              1,038    5,003     5,697    9,358    8,994    4,886
                              ________ ________  ________ ________ ________ ________

Total fixed charges           $ 29,632 $102,882  $ 88,773 $ 94,206 $112,678 $141,499

Ratio of earnings to
  fixed charges                   3.82     2.13      4.47     3.76     3.14     2.40

(1) Interest expense as reported in the Consolidated Results of Operations plus the Company's proportionate share of interest of 50% owned subsidiaries.

(2) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.














                                  111